UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Lonestar Resources US Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

54240F103

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No.: 54240F103	Page 2 of 6

1.	Names of Reporting Persons. Jefferies Financial Group Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,478,261
	6.	Shared Voting Power 1,000,227
	7.	Sole Dispositive Power 3,478,261
	8.	Shared Dispositive Power 1,000,227
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,478,488
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 17.8%
12.	Type of Reporting Person: CO, HC

CUSIP No.: 54240F103	Page 3 of 6

Item 1

(a)    Name of Issuer

Lonestar Resources US Inc.

(b)    Address of Issuer’s Principal Executive Offices

111 Boland Street, Suite 301, Fort Worth, Texas 76107

Item 2

(a)    Name of Person Filing

Jefferies Financial Group Inc. on behalf of itself and its controlled subsidiaries

(b)    Address of Principal Business Office or, if None, Residence

520 Madison Ave., New York, New York 10022

(c)    Citizenship

New York

(d)    Title of Class of Securities

Class A Common Stock, par value $0. 001 per share

(e)    CUSIP Number

54240F103

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No.: 54240F103	Page 4 of 6

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

The following sets forth beneficial ownership information:

(a)	Amount beneficially owned: 4,478,488

(b)	Percent of class: 17.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,478,261

(ii)	Shared power to vote or direct the vote: 1,000,227

(iii)	Sole power to dispose or direct the disposition of: 3,478,261

(iv)	Shared power to dispose or direct the disposition of: 1,000,227

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

CUSIP No.: 54240F103	Page 5 of 6

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	Jefferies Financial Group Inc.

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel and Assistant Secretary

This Schedule 13G is being filed by Jefferies Financial Group Inc. on behalf of itself and its controlled subsidiaries.